Confidential Execution Version
Dated 4 November 2015

GOLAR ESKIMO CORPORATION as Seller SEA 23 LEASING CO. LIMITED as Buyer
Memorandum of Agreement

Contents
Clause        Page
1Definitions    1
2Sale of the Vessel    1
3Purchase Price    2
4Buyer's Obligation to Take Delivery    2
5Payment of the Purchase Price    3
6Time and place of Delivery and notices    3
7Spares, bunkers and other items    3
8Documentation    4
9Encumbrances    6
10Taxes, fees and expenses    6
11Condition on Delivery    6
12Name/markings    6
13Buyer's default    6
14Seller's default    6
15Assignments    7
16Representations and warranties    7
17Severability of provisions    7
18Counterparts    7
19Third Party rights    7
20Law and Jurisdiction    7
21Notices    8
22Entire Agreement    8

Schedule 1 Form of Protocol of Delivery and Acceptance9

This memorandum of agreement (this “MOA”) is made on the 4th day of November 2015
BETWEEN

(1)
Sea 23 Leasing Co. Limited, a company incorporated in Hong Kong with its registered office at Room 1803-4, 18/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong in its capacity as Buyer; and

(2)
Golar Eskimo Corporation (Reg. No. 60998), a company incorporated in Republic of The Marshall Islands with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960 in its capacity as Seller).

BACKGROUND

(A)
Golar Eskimo Corporation in each of its separate capacities as Seller and Bareboat Charterer, Golar LNG Partners LP as Guarantor, and Sea 23 Leasing Co. Limited in each of its separate capacities as Buyer and Owner have entered into a Common Terms Agreement dated 4 November 2015 setting out the defined terms in respect of the transaction.

(B)
The Seller and the Time Charterer have entered into the Time Charter pursuant to which the vessel m.v. “Golar Eskimo” (“Vessel”), has been time chartered to the Time Charterer for ten (10) years upon the terms and conditions therein specified.

(C)	The obligations of the Time Charterer under the Time Charter have been guaranteed by the Time Charter Guarantor.

(D)	The Seller has now agreed to transfer and sell the Vessel to the Buyer and the Buyer has agreed to purchase and take delivery of the Vessel from the Seller in accordance with this MOA.

(E)	Upon the Buyer taking delivery of the Vessel under this MOA, the Buyer will charter the Vessel to the Bareboat Charterer in accordance with the Bareboat Charter.

1	Definitions

1.1	Terms and conditions defined in the Common Terms Agreement shall have the same meaning when used in this MOA, including the Recitals hereto, unless otherwise defined herein.

1.2
Unless a contrary indication appears, in the event of any conflict or inconsistency between any provision of this MOA and any provision of the Bareboat Charter, the provisions of the Bareboat Charter shall prevail.

2	Sale of the Vessel

2.1	The Seller hereby agrees to sell to the Buyer and the Buyer hereby agrees to buy from the Seller the Vessel described below pursuant to the terms and conditions of this MOA:
Name of vessel: “Golar Eskimo”
IMO Number: 9624940
Classification Society: DET NORSKE VERITAS
Class notation: Gas Carrier
Year of build: 2014
Builder: Samsung Heavy Industries Co. Ltd.
Flag: Marshall Islands
Place of registration: Majuro

2.2	The Vessel will be deemed delivered under the Bareboat Charter immediately upon delivery under this MOA.

2.3
The Vessel will on the Delivery Date be delivered by the Seller to the Buyer. Subject to compliance with the conditions in Clause 4 of this MOA, on the Delivery Date the Buyer shall accept and take delivery of the Vessel from the Seller, and the Vessel shall be deemed to be delivered under the Bareboat Charter by the Buyer to the Bareboat Charterer.

3	Purchase Price

3.1	The Purchase Price shall be the lower of (a) US$285,000,000 and (b) the Fair Market Value.

3.2
The Seller shall appoint two (2) Approved Valuers from the Approved Valuers List to each carry out a Valuation of the Vessel. The Approved Valuers shall each provide the Buyer and the Seller with a Valuation Certificate not more than thirty (30) days before the Delivery Date. The Fair Market Value shall be the lower of the Valuations set out in the two (2) Valuation Certificates.

3.3	The reasonable costs of providing such Valuation Certificates by the Approved Valuers shall be for the Seller's account.

4	Buyer's Obligation to Take Delivery
The Buyer shall on the Delivery Date be obliged to take Delivery of the Vessel from the Seller and pay the Purchase Price (as calculated in accordance with Clause 3) in accordance with Clause 5.1 subject to the following conditions being met on or before 31 December 2015 or such later date as may be agreed between the Buyer and the Seller (the Cancelling Date):

(a)
the Buyer (acting reasonably) is satisfied that on Delivery the Time Charter and the Time Charter Guarantee are each duly executed and legally effective and that all hire and other moneys payable by the Time Charterer thereunder have been and are being paid in accordance with the terms of the Time Charter and that there have been and are unlikely to be any breaches or disputes thereunder and that no event of termination has occurred or is reasonably likely to occur thereunder;

(b)
the Buyer has carried out a physical inspection (“Inspection”) of the Vessel and the Vessel’s Classification records, and declared in writing to the Seller that the Vessel is acceptable and ready for delivery, with present Class maintained, free from any damage, Class conditions and/or recommendations affecting the Vessel's Class, and with all Class certificates and trading certificates (both national and international) clean and valid;

(c)	Clause 11 of the MOA regarding the Vessel's condition on Delivery has been complied with;

(d)
the Bareboat Charter and the Bareboat Charter Guarantee have been duly executed and the Bareboat Charterer has confirmed in writing to the Owner that it will accept the Vessel and will take delivery of the same under the Bareboat Charter;

(e)
satisfactory evidence that the Existing Mortgage which the Existing Lenders have over the Vessel and other Existing Vessel Security is discharged, re-assigned and released or will be discharged, re-assigned and released immediately prior to Delivery;

(f)	the receipt by the Buyer of all Finance Documents, duly executed and delivered in form and substance satisfactory to the Buyer;

(g)	the receipt by the Buyer of all documents and evidence set out in Clause 8 of this MOA;

(h)	the Seller's confirmation in writing that Clause 9 of this MOA has been complied with; and

(i)
the Seller's confirmation in writing that all Consents and Project Authorisations required in connection with the Project and/or the Vessel have been obtained or effected and are in full force and effect and valid under applicable local law.

5	Payment of the Purchase Price

5.1
Upon all conditions set out in Clause 4 being satisfied and complied with, the Buyer shall on the Delivery Date pay to the Seller the Actual Purchase Price in an amount based on the following formula: AP = P less I.

(a)	AP stands for the actual purchase price payable by the Buyer to the Seller on the Delivery Date.

(b)	P stands for the Purchase Price.

(c)	I stands for the Initial Charter-hire.

5.2	The Parties agree that the Initial Charter-hire shall be deemed to be paid by way of set-off by the Bareboat Charterer to the Owner on the Delivery Date.

5.3
On the Delivery Date, the Buyer shall, subject to the conditions set out in Clause 4 being satisfied and complied with, pay the Actual Purchase Price in Dollars to the nominated bank account notified by the Seller to the Buyer in writing no later than ten (10) Business Days in advance. Any charge from the Buyer's bank, including intermediate bank(s), if any, incurred for remitting the Actual Purchase Price shall be for the Buyer's account and any charge from the Seller's bank, including intermediate bank(s), if any, incurred in receiving the Actual Purchase Price shall be for the Seller's account.

6	Time and place of Delivery and notices

6.1	If none of the circumstances set out in Clause 6.2 below have occurred, the Vessel shall be delivered and taken over safely afloat at the Project Site on the Delivery Date as follows:

(a)	subject to the conditions in Clause 4 being satisfied, the Vessel shall be delivered by the Seller to the Buyer; however in any case, the Delivery shall take place before the Cancelling Date; and

(b)	upon Delivery of the Vessel to the Buyer under this MOA, the Vessel shall be deemed delivered by the Buyers to the Bareboat Charterer under the Bareboat Charter.

6.2
If the Vessel becomes an actual, constructive or compromised total loss before Delivery and/or before the provisions of Clause 8 (Documentation) have been satisfied by the Seller, this MOA and the Bareboat Charter shall become null and void.

7	Spares, bunkers and other items

7.1
The Seller shall deliver the Vessel to the Buyer "as is, where is" and with everything belonging to her on board and on shore in accordance with the terms of this MOA. All spare parts and spare equipment including spare propeller(s)/propeller blade(s), spare anchor, if any, belonging to the Vessel at the time of delivery used or unused, whether on board or not shall become the Buyer's property on delivery. The radio installation and navigational equipment shall be included in the sale, along with all unused stores and provisions without extra payment.

7.2
Upon delivery of the Vessel from the Seller to the Buyer, all unused bunkers, lubricants/lubricating oil, grease, fuel oil or other liquids, and consumables shall be deemed to be taken over and be paid for by the Bareboat Charterer. No payment shall be made by the Buyer to the Seller for such unused bunkers, lubricants/lubricating oil, grease, fuel oil or other liquids, and consumables on board the Vessel on the Delivery Date. The Seller shall provide the original payment receipt on the Delivery Date to show that they have paid for such unused bunkers, lubricants/lubricating oil, grease, fuel oil or other liquids, and consumables.

8	Documentation
The place of closing is in Singapore.

(a)	In exchange for payment of the Purchase Price in Clause 5 above and as a condition precedent to Delivery in Clause 4 above, the Seller shall furnish the Buyer with delivery documents as follows:-

(i)
one original bill of sale in a form recordable in the Flag State, transferring the title of the Vessel from the Seller to the Buyer and warranting that the Vessel is free from all mortgages, encumbrances and maritime liens or any other debts whatsoever, duly notarially attested and legalised or apostilled, as required by the Flag State;

(ii)	confirmation of Class issued not later than 72 hours prior to Delivery confirming that the Vessel is in Class and free of condition/recommendation;

(iii)
transcript of register (or equivalent) issued by the competent authorities stating that the Vessel is free from registered encumbrances, dated on the Delivery Date and faxed to the Buyer at the closing with the original to be couriered to the Buyer promptly after Delivery;

(iv)	a certified true copy of the constitutional documents of the Seller;

(v)	certified copy of a good standing certificate of the Seller dated not later than three (3) Business Days prior to Delivery;

(vi)
minutes of a Meeting of the Shareholders and Board of Directors of the Seller approving the sale of the Vessel to the Buyers, authorising the execution of the Bill of Sale, Protocol of Delivery and Acceptance and any other documents required to effect the sale and transfer of the Vessel to the Buyer and the granting of a Power of Attorney in respect of the same;

(vii)
an original Power of Attorney duly executed by the Seller appointing and authorising one or more Attorney(s)-in-Fact, inter alia, to act on behalf of the Seller to execute, sign and deliver the MOA, Bill of Sale, Protocol of Delivery and Acceptance and delivery of the Vessel to the Buyer, duly notarially attested and legalised or apostilled (as reasonably required);

(viii)	a certificate signed by the Company Secretary of the Seller certifying the identity of the current directors of the Seller;

(ix)	an original commercial invoice stating the main particulars of the Vessel and the Purchase Price signed by the Seller;

(x)	a copy of the Vessel's Safe Manning Certificate (SMC);

(xi)	a copy of the Vessel's International Ship Security (ISSC);

(xii)
the Seller's letter of confirmation that to the best of its knowledge the Vessel has not sustained any grounding or any other damage to the underwater parts since the Inspection and is not black-listed by any government, state, country political sub division and union;

(xiii)
A copy of each of the following documents duly executed by the relevant parties to the documents as follows: (A) the Bareboat Charter; (B) the Time Charter; (C) the Bareboat Charter Guarantee; and (D) the Time Charter Guarantee;

(xiv)	Valuation Certificates prepared by the Approved Valuers which are required to determine the Purchase Price in accordance with Clause 3;

(xv)	evidence reasonably satisfactory to the Buyer that the conditions precedent under the Bareboat Charter have been or will be met on Delivery;

(xvi)	evidence that all fees, costs and expenses due under this MOA, the arrangement fee letter and each Transaction Document have been paid by the Seller;

(xvii)
a certificate from the Seller confirming that the Vessel is free and clear of any liens, charges, debts, claims or other encumbrances arising in favour of any of the parties to the Project Documents or such parties’ sub-contractors and employees (other than a Permitted Encumbrance); and

(xviii)	any such additional documents as may reasonably be required by the competent authorities of the Flag State for the purpose of registering the Vessel.

(b)	At the time of Delivery, the Buyer shall provide the Seller with:

(i)	a certified true copy of the Buyer's constitutional documents;

(ii)
minutes of a Meeting of the Board of Directors of the Buyer approving the purchase of the Vessel from the Seller, authorising the execution of the Protocol of Delivery and Acceptance and any other documents required to effect the purchase and transfer of the Vessel from the Seller, duly notarially attested and legalised or apostilled (as required by the Flag State) and the granting of a Power of Attorney in respect of the same; and

(iii)
an original Power of Attorney duly executed by the Buyer appointing and authorising one or more Attorney(s)-in-Fact, inter alia, to act on behalf of the Buyer to perform its obligations under this MOA and execute, sign and deliver the Protocol of Delivery and Acceptance and delivery of the Vessel from the Seller, duly notarially attested and legalised or apostilled (as required by the Flag State).

(c)
If at the time of delivery of the Vessel the Classification Society or any other party has not issued the final certificates, then the Buyer will accept temporary certificates. The Seller shall arrange for such temporary certificates to be replaced with the permanent ones as soon as practical but in no event later than the time when the temporary certificates expire, and also provide the Buyer with a letter of undertaking to provide these certificates.

(d)	If any of the documents listed in sub-clauses (a) and (b) above are not in the English language they shall be accompanied by an English translation by an authorised translator.

(e)
The Buyer and Seller shall at the time of Delivery sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Seller to the Buyer.

(f)
At the time of the physical delivery on board the Vessel, and concurrent with the exchange of documents in sub-clause (a) and sub-clause (b) above, the Seller shall hand to the Buyer the Classification certificate(s), plans, drawings, record books and manuals (excluding ISM/ISPS manuals), which are on board the Vessel. All other documents and certificates which are on board and pertinent to the Vessel shall also be handed over to the Buyer unless the Seller is required to retain the same, in which case the Buyer has the right to take copies and leave the photocopies on board the Vessel. All other documents and technical documentation which may be in the Seller's possession shall following Delivery be forwarded to the Buyer after Delivery if they so request with reasonable forwarding charges, if any, to be for the Buyer's account. The Seller may keep the Vessel's log books but the Buyer has the right to take copies of the same. In instances where documents are to remain on the Vessel at all times the Buyer is permitted to take copies on board the Vessel at their own cost.

9	Encumbrances
It is a condition of the MOA, any breach of which will entitle the Buyer to reject the Vessel, that the Vessel, at the time of delivery, is free from all encumbrances, charters (other than the Bareboat Charter and the Time Charter), mortgages, maritime liens, writs, port state and other administrative detentions, stowaway, trading commitments or any other debts whatsoever. The Seller hereby undertakes to indemnify the Buyer against all consequences of any claims made against the Buyer that may arise due to claims against the Vessel originating prior to Delivery of the Vessel to the Buyer.

10	Taxes, fees and expenses
Any taxes, fees and expenses in connection with the purchase and registration of the Vessel under the Flag State shall be for the Seller's account.

11	Condition on Delivery

11.1
The Vessel shall be delivered to the Buyer in accordance with the specifications set out in the Time Charter and classed in accordance with the specifications in the Time Charter and this MOA. The Vessel shall be delivered to the Buyer with her Class maintained without condition/recommendation and free from any damage affecting class and classification certificates and national/international certificates as at the Delivery Date.

11.2
Following the execution of the MOA, the Seller shall not agree to any material modification or changes to the specifications set out in the MOA without the Buyer's prior written consent (such consent not to be unreasonably withheld or delayed) save for Permitted Amendments.

12	Name/markings
The Vessel's name will remain unchanged.

13	Buyer's default
If the Buyer fails to pay the Actual Purchase Price in accordance with Clause 5 (Payment of Purchase Price), the Seller shall have the right to cancel this MOA.

14	Seller's default

14.1	The Buyer shall be entitled to cancel this MOA in the event that by the Cancelling Date:-

(a)	the Seller fails to deliver the Vessel; or

(b)	the Seller fails to meet the conditions in Clause 4 and/or to provide the documents in Clause 8 for the purposes of Delivery in Clause 6 of this MOA; or

(c)	if the Time Charter or the Time Charter Guarantee is terminated for whatever reason before the Delivery Date.

14.2
In the event the Seller fails to deliver the Vessel as referred to in Clause 14.1, it shall compensate the Buyer for its direct losses and for all reasonable expenses together with interest whether or not the Buyer cancels this MOA provided that the Buyer shall not be entitled to compensation if such losses or expenses arose out of gross negligence or wilful misconduct of the Buyer.

15	Assignments
No Party to this MOA shall be entitled to assign its rights or transfer any of its rights and/or obligations under this MOA without the prior written consent of the other Party (such consent not to be unreasonably withheld or delayed).

16	Representations and warranties

16.1	Each Party to this MOA represents and warrants to the other Party to this MOA that:

(a)
It is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has power to carry on its business as it is now being conducted and to own its property and other assets; and

(b)
Subject to any Legal Reservations, it has full power, capacity and authority to execute, deliver and perform its obligations under this MOA and all necessary corporate, shareholder and other actions have been taken to authorise the execution, delivery and performance of the same and this MOA constitutes its valid and legally binding obligations.

16.2
On the Delivery Date, each of the Parties to this MOA shall be deemed to repeat the respective representations and warranties in Clause 16.1 as if made with reference to the facts and circumstances existing on such date and such representations and warranties, and the respective rights of the Parties hereunder, shall survive the execution of this MOA and the payment of the Actual Purchase Price.

17	Severability of provisions
If any provision of this MOA is or subsequently becomes void, unenforceable or illegal, that shall not affect the validity, enforceability or legality of the other provisions of this MOA.

18	Counterparts
This MOA may be executed in any number of counterparts, all of which, taken together shall constitute one and the same agreement and each Party may enter into this MOA by executing a counterpart.

19	Third Party rights
A person who is not a party to this MOA has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this MOA. However, notwithstanding any term of this MOA to the contrary, no variation of this MOA, and no release or compromise of any liability hereunder shall require consent or approval of any third party.

20	Law and Jurisdiction

20.1	This MOA and any non-contractual obligations connected with it shall be governed by and construed in accordance with English law.

20.2
The courts of Hong Kong have exclusive jurisdiction to settle any dispute arising out of or in connection with this MOA (including a dispute regarding the existence, validity or termination of this MOA) (a Dispute).

20.3	The parties agree that the courts of Hong Kong are the most appropriate and convenient courts to settle Disputes and, accordingly, that they shall not argue to the contrary.

20.4
Clauses 20.2 and 20.3 are for the benefit of the Buyer only. As a result, the Buyer shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Buyer may take concurrent proceedings in any number of jurisdictions.

21	Notices
All notices to be provided under this MOA shall be in the English language and in writing. Contact details for recipients of notices are as follows:

For the Buyer:
c/o CMB Financial Leasing Co. Ltd, 21F, China Merchants Banking Building, No. 1088 Lujiazui Ring Road, Shanghai, China 200120, PRC
Attention: Ms. Lu Chang
Email: zyzlsceb@cmbchina.com/luchang1129@cmbchina.com
Fax: +86 21 6105 9992

For the Seller:	c/o Golar Management Ltd, 13th Floor, One America Square, 17 Crosswall, London EC3N 2LB, United Kingdom Attention: Mr Brian Tienzo Email: brian.tienzo@golar.com Fax: +44 (0)207 063 7901

22	Entire Agreement
This MOA and any Addenda comprise the entire agreement between the Buyer and the Seller in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto. Each of the Parties acknowledges that in entering into this MOA it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance or warranty (whether or not made negligently) other than as is expressly set out in this MOA. Any terms implied into this MOA by any applicable statute or law are hereby excluded to the extent that such exclusion can legally be made. Nothing in this Clause 22 shall limit or exclude any liability for fraud.

Schedule 1
Form of Protocol of Delivery and Acceptance
Protocol of Delivery and Acceptance under Memorandum of Agreement in respect of m.v. “Golar Eskimo”

We refer to a memorandum of agreement dated [●] (the “MOA”) and made between Golar Eskimo Corporation (the “Seller”) and Sea 23 Leasing Co. Limited (the “Buyer”) in respect of the Vessel.
It is hereby certified that pursuant to the MOA, the Vessel was delivered by the Seller to the Buyer, and accepted by the Buyer from the Seller, at [●] hours [●] time on the date hereof in accordance with the terms and conditions of the MOA.
Dated:
Golar Eskimo Corporation

By: .....................................
Attorney in Fact

Sea 23 Leasing Co. Limited

By: ....................................
Attorney in Fact

SIGNATORIES
SELLER
SIGNED by For and on behalf of GOLAR ESKIMO CORPORATION In the presence of	) ) )	Brian Tienzo Cyril Chew Associate, Norton Rose Fulbright (Asia) LLP
Signature/Title

BUYER
SIGNED by For and on behalf of SEA 23 LEASING CO. LIMITED In the presence of	) ) )	Zhou Ling Cyril Chew Associate, Norton Rose Fulbright (Asia) LLP
Signature/Title